UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment ___*)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         SpeechWorks International, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                     84764M
               ---------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

CUSIP No. 84764M                                               Page 2 of 7 Pages


(1)Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Bank of America Ventures           95-6016836
--------------------------------------------------------------------------------
(2)Check The Appropriate Box If A Member Of A Group                   (a)
                                                                      (b)      X
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      California, United States of America
--------------------------------------------------------------------------------
Number Of Shares                      (5)    Sole Voting Power         2,259,427
Beneficially Owned
By Each Reporting                     (6)    Shared Voting Power       -0-
Person With
                                      (7)    Sole Dispositive Power    2,259,427


                                      (8)    Shared Dispositive Power-0-

(9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                2,259,427
--------------------------------------------------------------------------------
(10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(11)   Percent Of Class Represented By Amount In Row (11)

                7.39%
--------------------------------------------------------------------------------
(12)   Type Of Reporting Person

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 7 pages

CUSIP No. 84764M                                               Page 3 of 7 Pages


(1)Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       BA Venture Partners III             94-3262346
--------------------------------------------------------------------------------
(2)Check The Appropriate Box If A Member Of A Group                   (a)
                                                                      (b)      X
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      California, United States of America
--------------------------------------------------------------------------------
Number Of Shares                      (5)     Sole Voting Power          251,042
Beneficially Owned
By Each Reporting                     (6)     Shared Voting Power        -0-
Person With
                                      (7)     Sole Dispositive Power     251,042

                                      (8)     Shared Dispositive Power-0-

(9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                251,042
--------------------------------------------------------------------------------
(10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(11)   Percent Of Class Represented By Amount In Row (11)

                0.82%
--------------------------------------------------------------------------------
(12)   Type Of Reporting Person

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 3 of 7 Pages

                                                               Page 4 of 7 pages

Item 1.

(a)      Name of Issuer: SpeechWorks International, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  695 Atlantic Avenue
                  Boston, MA 02111


Item 2.

(a)      Name of Person Filing:

         Bank of America Ventures ("BA Ventures")
         BA Venture Partners III ("BA III")

 (b)     Address of Principal Business Office:

         Bank America Ventures
         950 Tower Lane, Suite 700
         Foster City, CA 94404

 (c)     Citizenship/Place of Organization:


         BA Ventures                - California
         BA III                     - California


(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:     84764M

Item 3.  Not applicable.

                                Page 4 of 7 Pages

                                                               Page 5 of 7 Pages

Item 4   Ownership.



------- ---------------------- --------------------------- ---------------------

                                      BA Ventures                    BA III
------- ---------------------- --------------------------- ---------------------

(a)     Beneficial Ownership           2,259,427                     251,042
------- ---------------------- --------------------------- ---------------------

(b)     Percentage of Class              7.39%                       0.829%
------- ---------------------- --------------------------- ---------------------

(c)     Sole Voting Power               259,427                      251,042
------- ---------------------- --------------------------- ---------------------

        Shared Voting Power               -0-                          -0-
------- ---------------------- --------------------------- ---------------------

        Sole Dispositive               2,259,427                     251,042
        Power
------- ---------------------- --------------------------- ---------------------

        Shared Dispositive                -0-                          -0-
        Power
------- ---------------------- --------------------------- ---------------------

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.



EXHIBIT(S):

A.       Joint Filing Statement


                                Page 5 of 7 Pages

                                                               Page 6 of 7 Pages

Item 10. Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 8, 2001

BANK OF AMERICA VENTURES


By:      /s/ Robert Obuch
   -----------------------------------------
         Principal



BA VENTURE PARTNERS III


By:      /s/ Robert Obuch
   -----------------------------------------
         General Partner



                                Page 6 of 7 Pages

                                                               Page 7 of 7 Pages
                                    EXHIBIT A

         We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.

Date:    February 8, 2001

BANK OF AMERICA VENTURES


By:      /s/ Robert Obuch
   -----------------------------------------
         Principal



BA VENTURE PARTNERS III


By:      /s/ Robert Obuch
   -----------------------------------------
         General Partner



                                Page 7 of 7 pages